[KBS LETTERHEAD]

Via EDGAR

December 21, 2016

Wilson K. Lee, Senior Staff Accountant

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3233

Washington, DC 20549

Re:	KBS Strategic Opportunity REIT II, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2015
Filed March 22, 2016
Form 10-Q for the period ended September 30, 2016
Filed November 14, 2016
File No. 000-55424

Dear Mr. Lee:

We are writing to provide information that addresses the comments raised in your correspondence dated December 12, 2016 relating to the above-referenced Form 10-K for the year ended December 31, 2015 and Form 10-Q for the period ended September 30, 2016.

For your convenience, we have reproduced your comments below, along with our response.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 2. Properties, page 55

1.	We note your disclosure on page F-26 that your “office property is leased to tenants under operating leases for which the terms and expirations vary.” In future Exchange Act reports, please provide a lease expiration table for your office property, stating (i) the number of tenants whose leases will expire; (ii) the total area in square feet covered by such leases; (iii) the annual rent represented by such leases; and (iv) the percentage of gross annual rent represented by such leases. Additionally, please provide disclosure regarding the average effective rent per square foot for your real estate properties or tell us why this is not material.

Response:  The Company notes that as of December 31, 2015, the Company’s office property was less than 10% of the Company’s total assets. As a result, the information requested above was omitted as the Company did not believe it was material. In its future Annual Reports on Form 10-K, the Company will provide a lease expiration table that shows, on an aggregate basis, the information requested above with respect to the office properties in its portfolio in Part I. Item 2. Properties. In addition, disclosure regarding the average effective rent per square foot for the real estate portfolio will be provided.

Wilson K. Lee

Securities and Exchange Commission

Office of Real Estate and Commodities

December 21, 2016

Distribution Information, page 58

2.	We note your disclosure on page 60 where you disclose that you paid $1 million, comprised of $0.4 million of cash dividends and $0.6 million reinvested by stockholders, in cash. We further note your disclosure on page 43 of the Form 10-Q for the period ended September 30, 2016 where you indicate that cash distributions exceeded net income for the reporting period. In future Exchange Act reports, please revise your disclosure to provide the relationship between distributions paid and cash flow from operations, and disclose the source of any shortfall.

Response: The Company acknowledges the guidance on distributions provided in CF Disclosure Guidance: Topic No. 6. The Company notes that on page 43 of its Form 10-Q for the period ended September 30, 2016, it provides in tabular format information regarding distributions paid and cash flow (used in)/provided by operations. During the period ended September 30, 2016, cash flow from operations exceeded distributions paid and therefore no information regarding a shortfall was included. The Company undertakes to continue providing the requested disclosure regarding distributions paid and cash flow from operations, including the source of any shortfall, if any, in future Exchange Act reports.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Results of Operations, page 68

3.	We note your disclosure on page 55 where you provide ADR and RevPAR information. We also refer to the table on page 37 of the Form 10-Q for the period ended September 30, 2016 where you provide same store data. In future Exchange Act reports, to the extent material, please discuss period to period changes in same store performance and, within same store, address the relative impact of occupancy, ADR, RevPAR, RevPAR growth rate, and rent rate changes for your hotel properties and office property, as applicable.

Response: The Company undertakes to provide in future Exchange Act reports, to the extent material, the disclosure requested above.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Note 2 – Summary of Significant Accounting Policies

Per Share Data, pages 10 – 12

4.	We note that you use the two-class method to calculate earnings per share. Please tell us and revise disclosures in future filings to explain your basis for such accounting treatment. Your response and expanded disclosures should compare and contrast the specific terms of the Class A and Class T shares and identify the basis within Topic 260-10-45 of the ASC that supports your accounting treatment.

Response: The Company uses the two-class method to calculate earnings per share based on the guidance within Topic 260-10-45-59A of the ASC which states in part, “The capital structure of some entities include....a class of common stock with different dividend rates from those of another class of

Wilson K. Lee

Securities and Exchange Commission

Office of Real Estate and Commodities

December 21, 2016

common stock but without prior or senior rights.” This guidance is applicable to the Company because the Company currently has two classes of common stock – Class A and Class T – which have the same rights and preferences, with the only difference between the two classes being the dividend rate. Cash distributions declared on Class T shares are lower than cash distributions declared on Class A shares because there is a stockholder servicing fee payable on Class T shares sold in the Company’s primary offering that reduces the amount available for distribution to Class T stockholders and results in a different dividend rate between the two classes.

Future Exchange Act reports will include revised disclosure with respect to earnings per share as follows:

In accordance with FASB ASC Topic 260-10-45, Earnings Per Share, the Company uses the two-class method to calculate earnings per share as the Company has Class A and Class T common stock outstanding which have a different dividend rate as a result of the stockholder servicing fee that is paid with respect to Class T shares sold in the Company’s primary public offering that reduces the amount available for distribution to Class T stockholders. Basic earnings per share is calculated based on dividends declared (“distributed earnings”) and the rights of common shares and participating securities in any undistributed earnings, which represents net income remaining after deduction of dividends declared during the period. The undistributed earnings are allocated to all outstanding common shares based on the relative percentage of each class of shares to the total number of outstanding shares. The Company does not have any participating securities outstanding other than Class A Common Stock and Class T Common stock during the periods presented.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

If you need any additional information, or if we can be of any further assistance, please call me at (949) 797-0327.

Sincerely,

/s/ Jeffrey K. Waldvogel

Jeffrey K. Waldvogel
Chief Financial Officer

cc:	Laura K. Sirianni, Esq.
DLA Piper LLP (US)